EXHIBIT 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the first quarter ended

March 31, 2026

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(in thousands of U.S. dollars)		As at	As at
	Note	March 31, 2026	December 31, 2025
Assets
Cash and cash equivalents		185,814	210,186
Trade and other receivables		986,889	881,432
Inventoried supplies		20,118	19,529
Current taxes recoverable		21,689	26,074
Prepaid expenses		65,262	60,035
Assets held for sale		10,430	11,906
Current assets		1,290,202	1,209,162

Property and equipment	7	2,710,535	2,779,326
Right-of-use assets	8	565,162	590,216
Intangible assets	9	2,858,291	2,864,436
Investments	10	19,802	24,954
Other assets		31,626	30,729
Deferred tax assets		9,259	10,412
Non-current assets		6,194,675	6,300,073
Total assets		7,484,877	7,509,235

Liabilities
Bank indebtedness		16,174	8,256
Trade and other payables		717,165	667,246
Current taxes payable		2,093	7,609
Provisions	14	90,681	86,864
Other financial liabilities		10,316	12,713
Long-term debt	11	201,536	222,498
Lease liabilities	12	163,857	165,291
Current liabilities		1,201,822	1,170,477

Long-term debt	11	2,347,913	2,355,477
Lease liabilities	12	451,238	472,473
Employee benefits	13	45,080	46,405
Provisions	14	148,052	142,159
Other financial liabilities		100,311	97,866
Deferred tax liabilities		530,307	546,751
Non-current liabilities		3,622,901	3,661,131
Total liabilities		4,824,723	4,831,608

Equity
Share capital	15	1,131,802	1,125,109
Contributed surplus	15, 17	24,270	32,331
Accumulated other comprehensive loss		(273,880)	(257,796)
Retained earnings		1,777,962	1,777,983
Total equity		2,660,154	2,677,627

Contingencies, letters of credit and other commitments	21
Total liabilities and equity		7,484,877	7,509,235

The notes on pages 6 to 20 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(In thousands of U.S. dollars, except per share amounts)		Three months	Three months
		ended	ended
	Note	March 31, 2026	March 31, 2025

Revenue		1,702,626	1,714,493
Fuel surcharge		246,477	249,894
Total revenue		1,949,103	1,964,387

Materials and services expenses	18	985,402	989,000
Personnel expenses		612,733	607,445
Other operating expenses		113,844	112,310
Depreciation of property and equipment	7	83,175	87,891
Depreciation of right-of-use assets	8	45,037	41,927
Amortization of intangible assets	9	22,676	21,475
Gain on sale of rolling stock and equipment		(4,050)	(3,257)
Gain on derecognition of right-of-use assets		(266)	(73)
Gain, net of impairment, on sale of assets
held for sale		(6,041)	(6,974)
Total operating expenses		1,852,510	1,849,744

Operating income		96,593	114,643

Finance (income) costs
Finance income	19	(502)	(228)
Finance costs	19	44,666	40,537
Net finance costs		44,164	40,309

Income before income tax		52,429	74,334
Income tax expense	20	9,121	18,302

Net income		43,308	56,032

Earnings per share
Basic earnings per share	16	0.53	0.67
Diluted earnings per share	16	0.53	0.66

The notes on pages 6 to 20 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(In thousands of U.S. dollars)	Three months	Three months
	ended	ended
	March 31, 2026	March 31, 2025
Net income	43,308	56,032

Other comprehensive (loss) income
Items that may be reclassified to income or loss in future periods:
Foreign currency translation differences	9,945	(838)
Net investment hedge, net of tax	(26,122)	11,021
Items directly reclassified to retained earnings:
Unrealized gain (loss) on investments in equity securities
measured at fair value through OCI, net of tax	500	(2,610)
Other comprehensive (loss) income, net of tax	(15,677)	7,573

Total comprehensive income	27,631	63,605

The notes on pages 6 to 20 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
PERIODS ended March 31, 2026 and 2025 (UNAUDITED)

(In thousands of U.S. dollars)				Accumulated	Accumulated
				foreign	unrealized		Total
				currency	gain (loss)		equity
				translation	on invest-		attributable
				differences	ments in		to owners
		Share	Contributed	& net invest-	equity	Retained	of the
	Note	capital	surplus	ment hedge	securities	earnings	Company

Balance as at December 31, 2025		1,125,109	32,331	(254,155)	(3,641)	1,777,983	2,677,627

Net income		-	-	-	-	43,308	43,308
Other comprehensive (loss) income, net of tax		-	-	(16,177)	500	-	(15,677)
Realized (loss) gain on equity securities, net of tax		-	-	-	(407)	407	-
Total comprehensive (loss) income		-	-	(16,177)	93	43,715	27,631

Share-based payment transactions, net of tax	17	-	4,468	-	-	-	4,468
Stock options exercised, net of tax	15, 17	1,278	(245)	-	-	-	1,033
Dividends to owners of the Company	15	-	-	-	-	(38,627)	(38,627)
Net settlement of restricted share units
and performance share units, net of tax	15, 17	5,415	(12,284)	-	-	(5,109)	(11,978)
Total transactions with owners, recorded directly in equity		6,693	(8,061)	-	-	(43,736)	(45,104)

Balance as at March 31, 2026		1,131,802	24,270	(270,332)	(3,548)	1,777,962	2,660,154

Balance as at December 31, 2024		1,135,500	30,971	(330,710)	(1,193)	1,838,707	2,673,275

Net income		-	-	-	-	56,032	56,032
Other comprehensive loss, net of tax		-	-	10,183	(2,610)	-	7,573
Total comprehensive income (loss)		-	-	10,183	(2,610)	56,032	63,605

Share-based payment transactions, net of tax	17	-	2,789	-	-	-	2,789
Stock options exercised, net of tax	15, 17	2,888	(458)	-	-	-	2,430
Dividends to owners of the Company	15	-	-	-	-	(37,505)	(37,505)
Repurchase of own shares	15	(5,593)	-	-	-	(50,579)	(56,172)
Net settlement of restricted share units
and performance share units, net of tax	15, 17	9,330	(12,030)	-	-	(14,462)	(17,162)
Total transactions with owners, recorded directly in equity		6,625	(9,699)	-	-	(102,546)	(105,620)

Balance as at March 31, 2025		1,142,125	21,272	(320,527)	(3,803)	1,792,193	2,631,260

The notes on pages 6 to 20 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNDAUDITED)

(In thousands of U.S. dollars)		Three months	Three months
		ended	ended
	Note	March 31, 2026	March 31, 2025

Cash flows from operating activities
Net income		43,308	56,032
Adjustments for:
Depreciation of property and equipment	7	83,175	87,891
Depreciation of right-of-use assets	8	45,037	41,927
Amortization of intangible assets	9	22,676	21,475
Share-based payment transactions	17	4,285	3,145
Net finance costs	19	44,164	40,309
Income tax expense	20	9,121	18,302
Gain on sale of property and equipment		(4,050)	(3,257)
Gain on derecognition of right-of-use assets		(266)	(73)
Gain, net of impairment, on sale of assets held for sale		(6,041)	(6,974)
Employee benefits		4,101	(3,394)
Provisions, net of payments		4,579	27
Net change in non-cash operating working capital	6	(59,442)	2,066
Interest paid		(41,567)	(39,101)
Income tax paid		(27,564)	(24,817)
Net cash from operating activities		121,516	193,558

Cash flows used in investing activities
Purchases of property and equipment	7	(26,112)	(34,511)
Proceeds from sale of property and equipment		16,021	15,787
Proceeds from sale of assets held for sale		12,256	16,894
Purchases of intangible assets	9	(1,152)	(6,199)
Business combinations, net of cash acquired	5	(53,003)	2,247
Purchases of investments		-	(4,755)
Proceeds from sale of investments		5,450	-
Others		(972)	861
Net cash used in investing activities		(47,512)	(9,676)

Cash flows used in financing activities
Net increase (decrease) in bank indebtedness		7,918	(6,777)
Repayment of long-term debt	11	(36,729)	(48,592)
Net increase in revolving facilities	11	20,695	43,230
Repayment of lease liabilities	12	(41,830)	(40,870)
Decrease of other financial liabilities		(2,552)	(5,646)
Dividends paid		(37,980)	(38,190)
Repurchase of own shares	15	-	(56,172)
Proceeds from exercise of stock options	15	1,033	2,430
Share repurchase for settlement of restricted share
units and performance share units		(11,978)	(16,774)
Net cash used in financing activities		(101,423)	(167,361)

Net change in cash and cash equivalents		(27,419)	16,521
Cash and cash equivalents, beginning of period		210,186	-
Effect of movements in exchange rates on
cash and cash equivalents		3,047	(88)
Cash and cash equivalents, end of period		185,814	16,433

The notes on pages 6 to 20 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2026 AND 2025 - (UNAUDITED)

1.
Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2026 and 2025 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.
Basis of preparation
a)
Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting of the IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Group.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 27, 2026.

b)
Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•
investment in equity securities and contingent consideration are measured at fair value;
•
the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and
•
assets and liabilities acquired in business combinations are measured at fair value at acquisition date.
c)
Seasonality of interim operations

The activities conducted by the Group are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the winter months, fuel consumption and maintenance costs tend to rise. Consequently, the results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

d)
Functional and presentation currency

The Company’s condensed consolidated interim financial statements are presented in U.S. dollars (“U.S. dollars” or “USD”).

The Company’s functional currency is the Canadian dollar (“CAD” or “CDN$”). Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the accumulated foreign currency translation differences and net investment hedge.

All financial information presented in U.S. dollars has been rounded to the nearest thousand.

e) Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired in business combinations, contingent consideration, income tax provisions, defined benefit obligation and self-insurance and other provisions and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2026 AND 2025 - (UNAUDITED)

in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied and described in the Group’s 2025 annual consolidated financial statements.

3.
Material accounting policies

The accounting policies described in the Group’s 2025 annual consolidated financial statements have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated below. The accounting policies have been applied consistently by Group entities.

New standards and interpretations adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2026 and have been applied in preparing these condensed consolidated interim financial statements.

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which are effective for annual reporting periods beginning on or after 1 January 2026.

The amendment introduces an accounting policy choice for the derecognition of financial liabilities settled via electronic payment systems. Under the amendment, an entity may elect to derecognize a financial liability before the cash is delivered, provided that:

•
No practical ability to withdraw, stop or cancel the payment instruction;
•
No practical ability to access the cash to be used for settlement as a result of the payment instruction;
•
The settlement risk associated with the electronic payment system is insignificant.

The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

The following new standards are not yet effective, and have not been applied in preparing these condensed consolidated interim financial statements:

Presentation and Disclosure in Financial Statements – IFRS 18

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.

The new Accounting Standard introduces significant changes to the structure of a company’s income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as non-GAAP measures) and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:

•
introducing a newly defined ‘operating profit’ subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company’s main business activities (i.e. operating, investing and financing);
•
requiring disclosure about management performance measures (MPMs); and
•
adding new principles for aggregation and disaggregation of information

The extent of the impact of adoption of the amendments has not yet been determined.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2026 AND 2025 - (UNAUDITED)

4.
Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports.

The following summary describes the operations in each of the Group’s reportable segments:

Less-Than-Truckload (a):	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (b):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

(a)
The Less-Than-Truckload reporting segment represents the aggregation of the Canadian Less-Than-Truckload, U.S. Less-Than-Truckload and Package and Courier operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

(b)
The Truckload reporting segment represents the aggregation of the Canadian Conventional Truckload and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income” in the consolidated statements of income. Segment operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2026 AND 2025 - (UNAUDITED)

	Less-
	Than-
	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended March 31, 2026
Revenue(1)	656,304	672,754	388,328	-	(14,760)	1,702,626
Fuel surcharge(1)	139,066	91,328	19,008	-	(2,925)	246,477
Total revenue(1)	795,370	764,082	407,336	-	(17,685)	1,949,103
Operating income (loss)	30,573	55,763	34,390	(24,133)	-	96,593
Selected items:
Materials and services expenses	344,419	405,493	254,073	(898)	(17,685)	985,402
Personnel expenses	320,127	200,259	72,374	19,973	-	612,733
Other operating expenses	51,688	31,259	26,192	4,705	-	113,844
Depreciation and
amortization	48,334	81,824	20,377	353	-	150,888
(Loss) gain, net of
impairment on sale of
assets held for sale	(298)	6,339	-	-	-	6,041
Intangible assets	399,425	1,534,280	922,961	1,625	-	2,858,291
Total assets	2,487,408	3,379,568	1,362,199	255,702	-	7,484,877
Total liabilities	756,640	816,070	398,113	2,854,022	(122)	4,824,723
Additions to property
and equipment	15,438	8,833	1,163	678	-	26,112

Three months ended March 31, 2025
Revenue(1)	678,950	662,855	384,948	-	(12,260)	1,714,493
Fuel surcharge(1)	136,794	94,913	20,737	-	(2,550)	249,894
Total revenue(1)	815,744	757,768	405,685	-	(14,810)	1,964,387
Operating income (loss)	47,123	48,778	31,233	(12,491)	-	114,643
Selected items:
Materials and services expenses	338,759	404,848	272,314	(12,111)	(14,810)	989,000
Personnel expenses	323,540	202,203	61,355	20,347	-	607,445
Other operating expenses	55,555	28,056	24,968	3,731	-	112,310
Depreciation and
amortization	50,596	84,371	15,802	524	-	151,293
(Loss) gain, net of
impairment on sale of
assets held for sale	(47)	7,021	-	-	-	6,974
Intangible assets	401,152	1,502,828	727,812	2,422	-	2,634,214
Total assets	2,588,436	3,365,271	1,084,020	79,228	-	7,116,955
Total liabilities	781,602	821,229	334,249	2,548,733	(118)	4,485,695
Additions to property
and equipment	11,121	22,840	68	-	-	34,029

(1) Includes intersegment revenue and intersegment fuel surcharge, which are eliminated in the consolidated results and are not disclosed by reportable segment due to the non-material amounts.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2026 AND 2025 - (UNAUDITED)

Geographical information

Revenue is attributed to geographical locations based on the origin of service’s location.

	Less-
	Than-
	Truckload	Truckload	Logistics	Eliminations	Total
Three months ended March 31, 2026
Canada	257,044	267,773	63,116	(7,642)	580,291
United States	538,326	496,309	344,220	(10,043)	1,368,812
Total	795,370	764,082	407,336	(17,685)	1,949,103

Three months ended March 31, 2025
Canada	264,780	283,218	60,240	(7,995)	600,243
United States	550,964	474,550	345,445	(6,815)	1,364,144
Total	815,744	757,768	405,685	(14,810)	1,964,387

Segment assets are based on the geographical location of the assets.

	As at	As at
	March 31, 2026	December 31, 2025
Property and equipment, right-of-use assets and intangible assets
Canada	2,251,813	2,333,857
United States	3,882,175	3,900,121
	6,133,988	6,233,978

5.
Business combinations
a)
Business combinations

In line with the Group’s growth strategy, the Group acquired one business during 2026, which was not considered to be material. This transaction was concluded in order to add density in the Group’s current network and further expand value-added services.

As of the reporting date, the Group had not yet completed the determination of the fair value of assets acquired and liabilities assumed of the 2026 acquisition. Information to confirm the fair value of certain assets and liabilities still needs to be obtained for this acquisition. As the Group obtains more information, the allocation will be completed.

The table below presents the determination of the fair value of assets acquired and liabilities assumed at the date of acquisition based on the best information available to the Group to date:

Identifiable assets acquired and liabilities assumed	Note
Cash and cash equivalents		1,921
Trade and other receivables		7,148
Inventoried supplies and prepaid expenses		799
Property and equipment	7	18,218
Right-of-use assets	8	16,983
Intangible assets	9	11,110
Trade and other payables		(2,345)
Income tax receivable		886
Lease liabilities	12	(16,983)
Deferred tax liabilities		(4,562)
Total identifiable net assets		33,175
Total consideration transferred		54,924
Goodwill	9	21,749

The total trade receivables comprise gross amounts due of $7.5 million, of which $0.3 million was expected to be uncollectible at the acquisition date.

b)
Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2026 AND 2025 - (UNAUDITED)

The goodwill arising in the business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	March 31, 2026
Specialized Truckload	Truckload	21,702
Logistics	Logistics	47
		21,749

c)
Contingent consideration

The contingent consideration balance at March 31, 2026 is $101.3 million (December 31, 2025 - $99.6 million) and is presented in other financial liabilities on the consolidated statements of financial position.

d)
Adjustment to the provisional amounts of prior year’s business combinations

The 2025 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of various acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information which existed at the acquisition date and was obtained during the measurement period following the acquisitions. Consequently, the fair value of certain assets acquired, and liabilities assumed of the acquisitions in fiscal 2025 have been adjusted and finalized in 2026. No material adjustments were required to the provisional fair values for these prior year's business combinations.

6.
Additional cash flow information

Net change in non-cash operating working capital

	Three months	Three months
	ended	ended
	March 31, 2026	March 31, 2025
Trade and other receivables	(104,815)	(29,644)
Inventoried supplies	(622)	817
Prepaid expenses	(4,962)	(7,563)
Trade and other payables	50,957	38,456
	(59,442)	2,066

7.
Property and equipment

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2025		1,511,761	2,363,556	236,219	4,111,536
Additions through business combinations	5	642	17,663	(87)	18,218
Other additions		4,859	13,816	7,437	26,112
Disposals		(506)	(25,306)	(2,651)	(28,463)
Reclassification (to) from assets held for sale		(5,538)	1,008	-	(4,530)
Effect of movements in exchange rates		(7,741)	(12,890)	(2,842)	(23,473)
Balance at March 31, 2026		1,503,477	2,357,847	238,076	4,099,400

Accumulated Depreciation
Balance at December 31, 2025		137,373	1,057,112	137,725	1,332,210
Depreciation		6,705	70,975	5,495	83,175
Disposals		(437)	(13,529)	(2,526)	(16,492)
Reclassification (to) from assets held for sale		(315)	647	-	332
Effect of movements in exchange rates		(1,205)	(7,307)	(1,848)	(10,360)
Balance at March 31, 2026		142,121	1,107,898	138,846	1,388,865

Net carrying amounts
At December 31, 2025		1,374,388	1,306,444	98,494	2,779,326
At March 31, 2026		1,361,356	1,249,949	99,230	2,710,535

│11

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2026 AND 2025 - (UNAUDITED)

As at March 31, 2026, there are no amounts included in trade and other payables for the purchases of property and equipment (December 31, 2025 – nil).

8.
Right-of-use assets

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2025		841,220	337,632	3,501	1,182,353
Additions through business combinations	5	12,753	4,230	-	16,983
Other additions		8,685	3,647	32	12,364
Derecognition*		(5,293)	(12,824)	(696)	(18,813)
Effect of movements in exchange rates		(8,749)	(3,817)	(18)	(12,584)
Balance at March 31, 2026		848,616	328,868	2,819	1,180,303

Depreciation
Balance at December 31, 2025		430,951	159,071	2,115	592,137
Depreciation		26,135	18,824	78	45,037
Derecognition*		(3,829)	(10,857)	(692)	(15,378)
Effect of movements in exchange rates		(4,850)	(1,792)	(13)	(6,655)
Balance at March 31, 2026		448,407	165,246	1,488	615,141

Net carrying amounts
At December 31, 2025		410,269	178,561	1,386	590,216
At March 31, 2026		400,209	163,622	1,331	565,162

* Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

9.
Intangible assets

			Other intangible assets
					Non-
			Customer	Trademarks	compete	Information
Note		Goodwill	relationships	and other	agreements	technology	Total
Cost
Balance at December 31, 2025		2,168,438	1,006,470	160,509	32,934	42,114	3,410,465
Additions through business combinations	5	21,749	9,200	875	1,035	-	32,859
Other additions		-	-	-	-	1,152	1,152
Extinguishments		-	-	-	-	(5,740)	(5,740)
Effect of movements in
exchange rates		(15,449)	(4,909)	(462)	(277)	(437)	(21,534)
Balance at March 31, 2026		2,174,738	1,010,761	160,922	33,692	37,089	3,417,202

Amortization and impairment losses
Balance at December 31, 2025		77,445	387,242	36,353	17,919	27,070	546,029
Amortization		-	17,700	2,473	1,298	1,205	22,676
Extinguishments		-	-	-	-	(5,740)	(5,740)
Effect of movements in
exchange rates		(696)	(2,577)	(195)	(172)	(414)	(4,054)
Balance at March 31, 2026		76,749	402,365	38,631	19,045	22,121	558,911

Net carrying amounts
At December 31, 2025		2,090,993	619,228	124,156	15,015	15,044	2,864,436
At March 31, 2026		2,097,989	608,396	122,291	14,647	14,968	2,858,291

│12

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2026 AND 2025 - (UNAUDITED)

10.
Investments

	As at	As at
	March 31, 2026	December 31, 2025
Level 1 investments	2,419	7,350
Level 2 investments	3,740	3,740
Level 3 investments	13,643	13,864
	19,802	24,954

The Group elected to designate all of its investments at fair value through OCI.

During the three months ended March 31, 2026, the Group sold Level 1 investments for proceeds of $5.5 million resulting in a realized loss, net of tax, of $0.4 million on equity securities transferred from OCI to retained earnings.

11.
Long-term debt

	As at	As at
	March 31, 2026	December 31, 2025
Non-current liabilities
Unsecured senior notes	1,719,118	1,722,452
Unsecured revolving facilities	558,655	546,713
Conditional sales contracts	70,140	82,717
Other long-term debt	-	3,595
	2,347,913	2,355,477

Current liabilities
Current portion of unsecured senior notes	150,000	150,000
Current portion of conditional sales contracts	47,659	72,121
Current portion of other long-term debt	3,877	377
	201,536	222,498

The table below summarizes changes to the long-term debt:

		Three months ended	Three months ended
	Note	March 31, 2026	March 31, 2025
Balance at beginning of period		2,577,975	2,402,881
Repayment of long-term debt		(36,729)	(48,592)
Net increase in revolving facilities		20,695	43,230
Amortization of deferred financing fees		252	402
Effect of movements in exchange rates		(38,866)	13,334
Effect of movements in exchange rates - debt
designated as net investment hedge		26,122	(11,362)
Balance at end of period		2,549,449	2,399,893

The Group’s revolving facilities have a total size of $942.0 million (December 31, 2025 - $955.2 million) and an additional $181.3 million of credit availability (CAD $245 million and USD $5 million) (December 31, 2025 - $184.2 million). The additional credit is available under certain conditions under the Group’s syndicated revolving credit agreement.

The debts are subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 25(f) of the 2025 annual consolidated financial statements. As at March 31, 2026, the Group was in compliance with these financial covenants.

12.
Lease liabilities

	As at	As at
	March 31, 2026	December 31, 2025
Current portion of lease liabilities	163,857	165,291
Long-term portion of lease liabilities	451,238	472,473
	615,095	637,764

│13

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2026 AND 2025 - (UNAUDITED)

The table below summarizes changes to the lease liabilities:

		Three months ended	Three months ended
	Note	March 31, 2026	March 31, 2025
Balance at beginning of period		637,764	573,662
Business combinations	5	16,983	-
Additions		12,364	25,925
Derecognition*		(3,701)	(6,108)
Repayment		(41,830)	(40,870)
Effect of movements in exchange rates		(6,485)	2,394
Balance at end of period		615,095	555,003

* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $11.1 million (December 31, 2025 – $8.3 million) related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $561.2 million (December 31, 2025 - $577.2 million).

The Group does not have a significant exposure to termination options and penalties.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at
March 31, 2026
Less than 1 year	189,696
Between 1 and 5 years	364,114
More than 5 years	159,890
713,700

13.
Employee benefits

The Group has various benefit plans, mainly TForce Freight pension plans and TFI International pension plans, under which participants are entitled to benefits once participation requirements are satisfied. Additional information relating to the retirement benefit plans is provided in Note 15 - Employee benefits of the Group’s 2025 annual consolidated financial statements.

Net periodic benefit cost and pension contributions are as follows for the TForce Freight pension plans:

	Three months	Three months
	ended	ended
	March 31, 2026	March 31, 2025
Current service cost	12,082	12,765
Net interest cost	81	244
Net periodic cost	12,163	13,009

Pension contributions	12,290	13,790

The pension plan is funded in line with the statutory funding requirements of the Employee Retirement Income Security Act.

│14

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2026 AND 2025 - (UNAUDITED)

14.
Provisions

	Self-insurance	Other	Total
As at March 31, 2026
Current provisions	79,790	10,891	90,681
Non-current provisions	141,498	6,554	148,052
	221,288	17,445	238,733

As at December 31, 2025
Current provisions	76,277	10,587	86,864
Non-current provisions	135,596	6,563	142,159
	211,873	17,150	229,023

Self-insurance provisions represent the uninsured portion of outstanding claims at period-end. The current portion reflects the amount expected to be paid in the following year. Other provisions include, amongst others, litigation provisions of $6.6 million (December 31, 2025 - $6.7 million). Litigation provisions contain various pending claims for which management used judgment and assumptions about future events. The outcomes will depend on future claim developments.

15.
Share capital and other components of equity

The following table summarizes the number of common shares issued:

(in number of shares)		Three months	Three months
		ended	ended
	Note	March 31, 2026	March 31, 2025
Balance, beginning of period		82,151,032	84,408,437
Repurchase and cancellation of own shares		-	(524,795)
Stock options exercised	17	34,999	88,115
Balance, end of period		82,186,031	83,971,757

The following table summarizes the share capital issued and fully paid:

	Three months	Three months
	ended	ended
	March 31, 2026	March 31, 2025
Balance, beginning of period	1,125,109	1,135,500
Repurchase and cancellation of own shares	-	(5,593)
Cash consideration of stock options exercised	1,033	2,430
Ascribed value credited to share capital on stock options exercised, net of tax	245	458
Issuance of shares on settlement of RSUs and PSUs, net of tax	5,415	9,330
Balance, end of period	1,131,802	1,142,125

Pursuant to the normal course issuer bid (“NCIB”) which began on November 4, 2025 and ends on November 3, 2026, the Company is authorized to repurchase for cancellation up to a maximum of 7,667,696 of its common shares under certain conditions. As at March 31, 2026, and since the inception of this NCIB, the Company has repurchased and cancelled no shares.

During the three months ended March 31, 2026, the Company repurchased no common shares relating to the current NCIB. During the three months ended March 31, 2025, the Company repurchased 524,795 common shares at a weighted average price of $107.04 per share for a total purchase price of $56.2 million relating to the NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of nil (2025– $50.6 million) was charged to retained earnings as share repurchase premium.

│15

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2026 AND 2025 - (UNAUDITED)

16.
Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months
	ended	ended
	March 31, 2026	March 31, 2025
Net income	43,308	56,032
Issued common shares, beginning of period	82,151,032	84,408,437
Effect of stock options exercised	12,982	28,235
Effect of repurchase of own shares	-	(256,957)
Weighted average number of common shares	82,164,014	84,179,715

Earnings per share – basic (in dollars)	0.53	0.67

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months
	ended	ended
	March 31, 2026	March 31, 2025
Net income	43,308	56,032
Weighted average number of common shares	82,164,014	84,179,715
Dilutive effect:
Stock options, restricted share units
and performance share units	216,695	344,303
Weighted average number of diluted common shares	82,380,709	84,524,018

Earnings per share - diluted (in dollars)	0.53	0.66

As at March 31, 2026, no stock options were excluded from the calculation of diluted earnings per share (March 31, 2025 – 122,238) as they were deemed to be anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

17.
Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods. The table below summarizes the changes in the outstanding stock options:

(in thousands of options	Three months		Three months
and in dollars)		ended		ended
	March 31, 2026		March 31, 2025
		Weighted		Weighted
	Number	average	Number	average
	of	exercise	of	exercise
	options	price	options	price
Balance, beginning of period	54	34.12	278	31.44
Exercised	(35)	30.71	(88)	30.19
Balance, end of period	19	40.41	190	32.03
Options exercisable, end of period	19	40.41	190	32.03

│16

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2026 AND 2025 - (UNAUDITED)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2026:

(in thousands of options and in dollars)	Options outstanding and exercisable
		Weighted
		average
	Number	remaining
	of	contractual life
Exercise prices	options	(in years)
40.41	19	1.3
	19	1.3

Of the options outstanding at March 31, 2026, a total of 19,000 (December 31, 2025 – 48,570) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in the three months ended March 31, 2026 was $85.59 (March 31, 2025 – $90.85).

No stock options were granted during 2026 and 2025 under the Company’s stock option plan.

Restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. Each participant’s annual LTIP allocation is split in awards of performance share units (“PSUs”) and of restricted share units (‘’RSUs’’). The PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award whereas the RSUs are only subject to a time cliff vesting condition on the third anniversary of the award. The performance conditions attached to the PSUs are equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

Restricted share units

The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period.

On February 17, 2026, the Company granted a total of 73,276 RSUs under the Company’s equity incentive plan of which 46,179 were granted to key management personnel. The fair value of the RSUs granted was $120.84 per unit.

On February 18, 2025, the Company granted a total of 61,829 RSUs under the Company’s equity incentive plan of which 38,566 were granted to key management personnel. The fair value of the RSUs granted was $129.66 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs	Three months		Three months
and in dollars)		ended		ended
	March 31, 2026		March 31, 2025
		Weighted		Weighted
	Number	average	Number	average
	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value
Balance, beginning of period	193	119.05	158	115.34
Granted	73	120.84	62	129.66
Reinvested	1	127.75	-	-
Settled	(55)	115.79	(58)	99.84
Forfeited	-	-	(1)	121.19
Balance, end of period	212	120.55	161	126.40

│17

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2026 AND 2025 - (UNAUDITED)

The following table summarizes information about RSUs outstanding as at March 31, 2026:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	RSUs	(in years)
81.03	32	0.1
135.00	45	0.9
129.66	62	1.9
120.84	73	2.9
	212	1.8

The weighted average share price at the date of settlement of the other RSUs vested in three months ended March 31, 2026 was $116.26 (March 31, 2025 – $131.74). The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded RSUs, in the amount of $3.5 million (March 31, 2025 – $5.8 million), was charged to retained earnings as share repurchase premium.

In the three months ended March 31, 2026, the Group recognized, as a result of RSUs, a compensation expense of $2.5 million (March 31, 2025 - $1.5 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at March 31, 2026, a total of 145,911 (December 31, 2025 – 133,103) are held by key management personnel.

Performance share units

The fair value of the PSUs is determined at the grant date using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates of the number of equity instruments related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period.

On February 17, 2026, the Company granted a total of 68,957 PSUs under the Company’s equity incentive plan of which 41,860 were granted to key management personnel. The fair value of the PSUs granted was $138.97 per unit as at grant date.

On February 18, 2025, the Company granted a total of 58,143 PSUs under the Company’s equity incentive plan of which 34,880 were granted to key management personnel. The fair value of the PSUs granted was $134.85 per unit as at grant date.

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs	Three months		Three months
and in dollars)		ended		ended
	March 31, 2026		March 31, 2025
		Weighted		Weighted
	Number	average	Number	average
	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value
Balance, beginning of period	157	140.35	155	127.72
Granted	69	138.97	58	134.85
Reinvested	1	141.03	1	128.55
Settled	(46)	135.15	(71)	100.52
(Decreased) added due to performance conditions	(8)	135.15	14	100.43
Forfeited	(1)	134.85	(1)	133.97
Balance, end of period	172	141.46	156	140.27

│18

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2026 AND 2025 - (UNAUDITED)

The following table summarizes information about PSUs outstanding as at March 31, 2026:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
156.17	45	0.9
134.85	58	1.9
138.97	69	2.9
	172	2.0

The weighted average share price at the date of settlement of the other PSUs vested in three months ended March 31, 2026 was $116.26 (March 31, 2025 – $131.74). The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded PSUs, in the amount of $1.6 million, was charged to retained earnings as share repurchase premium (March 31, 2025 – $8.7 million).

In the three months ended March 31, 2026, the Group recognized, as a result of PSUs, a compensation expense of $1.8 million (March 31, 2025 - $1.6) with a corresponding increase to contributed surplus.

Of the PSUs outstanding at March 31, 2026, a total of 109,519 (December 31, 2025 – 101,635) are held by key management personnel.

18.
Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consists primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	Three months	Three months
	ended	ended
	March 31, 2026	March 31, 2025
Independent contractors	663,982	680,781
Vehicle operation expenses	321,420	308,219
	985,402	989,000

19.
Finance income and finance costs

Recognized in income or loss:

Costs (income)	Three months	Three months
	ended	ended
	March 31, 2026	March 31, 2025
Interest expense on long-term debt and amortization
of deferred financing fees	29,850	30,236
Interest expense on lease liabilities	7,090	6,527
Interest income	(502)	(228)
Net change in fair value and accretion expense
of contingent consideration	2,835	15
Net foreign exchange loss	1,535	245
Other financial expenses	3,356	3,514
Net finance costs	44,164	40,309
Presented as:
Finance income	(502)	(228)
Finance costs	44,666	40,537

│19

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2026 AND 2025 - (UNAUDITED)

20.
Income tax expense

Income tax recognized in income or loss:

	Three months	Three months
	ended	ended
	March 31, 2026	March 31, 2025
Current tax expense
Current period	27,181	27,739
Adjustment for prior periods	-	607
	27,181	28,346
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(17,159)	(9,017)
Variation in tax rate	(907)	(715)
Adjustment for prior periods	6	(312)
	(18,060)	(10,044)
Income tax expense	9,121	18,302

Reconciliation of effective tax rate :

	Three months		Three months
	ended		ended
	March 31, 2026		March 31, 2025
Income before income tax		52,429		74,334
Income tax using the Company’s
statutory tax rate	26.5%	13,894	26.5%	19,699

Increase (decrease) resulting from:
Rate differential between
jurisdictions	1.4%	742	1.1%	819
Variation in tax rate	-1.7%	(907)	-1.0%	(715)
Non deductible expenses	3.3%	1,720	2.4%	1,769
Tax deductions and tax
exempt income	-12.5%	(6,564)	-5.2%	(3,853)
Adjustment for prior periods	0.0%	6	0.4%	295
Multi-jurisdiction tax	0.4%	230	0.4%	288
	17.4%	9,121	24.6%	18,302

21.
Contingencies, letters of credit and other commitments
a)
Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)
Letters of credit

As at March 31, 2026, the Group had $141.8 million of outstanding letters of credit (December 31, 2025 - $140.9 million).

c)
Other commitments

As at March 31, 2026, the Group had $127.4 million of purchase commitments (December 31, 2025 – $18.8 million) and $18.9 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (December 31, 2025 – $2.5 million).

│20